

Mail Stop 4561

October 1, 2015

Denis Savinskii
President and Chief Executive Officer
SavDen Group Corp.
Griegstrasse, 9 – Nesonova
Stuttgart, Germany 70195

> **Re: SavDen Group Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 18, 2015**
> **File No. 333-205121**

Dear Mr. Savinskii:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2015 letter.

Index to Condensed Unaudited Financial Statements

Statements of Operations, page F-12

1.   In response to prior comment 2, you confirmed that you received $2,500 as a prepayment for services to be provided in accordance with the signed agreement with Grüne Weltraumtechnik, GmbH. As such, revise your financial statements to present the prepayment as deferred revenue on your balance sheet as of August 31, 2015 until all of the revenue recognition criteria have been met. Alternatively, as previously requested, explain to us how each of the revenue recognition criteria were met as of August 31, 2015 based on the terms of the arrangement. Consistent with your revenue recognition policy, the following four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Ensure that your response

addresses how you determined that delivery has occurred as of August 31, 2015 and what consideration was given to deferring the full price of the arrangement until the service is complete. Refer to SAB Topic 13.A.1. In addition, please revise your disclosures throughout the filing to consistently indicate whether you did or did not generate revenue as of August 31, 2015.

Item 16. Exhibits

Exhibit 23.1

2.   Revise to include an updated consent for the use of the report of your independent registered public accounting firm included in the filing. Ensure that the report references the audit report on the financial statements for period from October 2, 2014 (Inception) to May 31, 2015 and refers to the use of the report and the expert reference used in this registration statement. If you continue to state that the unaudited interim financial information has been reviewed and include the related review report, your auditor should acknowledge use of its review report in a letter filed as Exhibit 15 to the registration statement. Refer to Rule 436 of Regulation C.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551- 3579, or in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Diane Harrison, Esq.
        Harrison Law, P.A.